SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

Methanex Corporation

(Translation of registrant’s name into English)

Suite 1800, 200 Burrard Street
Vancouver, BC
Canada V6C 3M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

     The Form 6-K filed by the registrant on February 18, 2003 shall be deemed filed for purposes of the Securities Exchange Act of 1934, including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION (Registrant)

May 21, 2003	By:	/s/ Randy Milner Randy Milner – Senior Vice President, General Counsel & Corporate Secretary